AMEREN MEMO    2018

Subject:  Grounds for a YES vote on Ameren (AEE) Shareholder Resolution requesting a Report on Coal Combustion Residuals and Water Impacts

Date:  February 2018

Contact:  Sr. Barbara Jennings, CSJ     314 678 0471, midwest.coaltion@yahoo.com

Lead Filer:  School Sisters of Notre Dame, Central Pacific Province (Midwest Coalition for Responsible Investment).   Co-Filers:   Sisters of Charity, BVM, Dubuque; Sisters of St. Joseph of Carondelet, St. Louis; As You Sow, Oakland.

AMEREN Shareholders are encouraged to vote FOR the following resolution:

RESOLVED:  Shareholders request that the Board prepare a complete report on the company’s efforts, above and beyond current compliance, to identify and reduce environmental and health hazards associated with past, present and future handling of coal combustion residuals (coal ash), and how those efforts may reduce legal, reputational and financial risks to the company.  This report should be available to shareholders within 6 months of the 2018 annual meeting, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

BACKGROUND ON THIS PROPOSAL:  In 2011 Shareholders proposed a similar report, more specifically on Coal Combustion Residuals (CCR) and their environmental and health hazards and how these may reduce the legal, reputational and other risks to the company’s finances and operations.  That Resolution received 53% of shareholder vote; not counting Abstentions, it won a majority of the vote.  The 46.7% reported by the Company included Abstentions (Missouri Law).  In 2012 a similar shareholder proposal received only 9.2% of the vote, possibly because Ameren paid thousands of dollars to Laurel Hill Advisory Group to lead a campaign for a NO Vote.  This proposal received 46.47% in 2017.   In the past 6 years, the Company has not provided the information requested by the earlier resolution.  While the Company has posted general information acknowledging water consumption by its power plants and some conservation efforts, the Company is still not forthcoming on the environmental and health hazards associated with its water quality impacts or the associated legal, reputation, and financial risks.   The company’s limited posts do not address the items requested in the Report shareholders seek.

The Statement of Opposition continues to ignore UNSDG 6 which calls for reductions in water pollution; Ameren refuses to acknowledge potential liabilities arising from decades-long discharging of toxic metals into groundwater and into the Missouri/Mississippi Basin.     The Statement of Opposition makes no mention of the high levels of arsenic and other pollutants contaminating the groundwater at the Company’s ash ponds.  The Statement of Opposition ignores the long-term liabilities resulting from closing the ponds by allowing them to continue leaking toxic contaminants into the groundwater and adjacent Rivers indefinitely into the future.

Our Rebuttal is divided into two categories:   CCR (Coal Ash) Handling and CDPWater2017. The 2017CSR and the EPA-required CCR Rule Reports were published after our Proposal was submitted on November 10, 2017; but we have incorporated these in our comments below.

RATIONALE for a ‘YES’ VOTE regarding CCR HANDLING:

I.	Ameren’s ash disposal practices expose the company to significant financial and regulatory risks.

II.
Ameren’s public disclosure on this issue is insufficient.   While the Company has posted limited information regarding its ash ponds, including some groundwater contamination data required by EPA regulations,   it has not provided the information requested in the proposal:

A    Ameren posted required closure plans for the coal ash ponds at its four coal-fired power plants.  Ameren intends to close all of its ponds by leaving the coal ash in place, rather than using the more protective clean closure option.  Ameren’s closure plan fails to note that the ponds were dug deep into the ground and are essentially sitting in groundwater, all of them lacking bottom liners.  Most of the ponds have no bottom liner at all; a few ponds have liners that do not meet current standards and are therefore deemed to be unlined. Ameren’s closure plan fails to address the risk that coal ash will continue to leak out of these unlined ponds into groundwater and the Missouri and Mississippi Rivers indefinitely into the future.  This is a significant risk of which shareholders should be aware.  Ameren’s closure reports do not include the information requested by shareholders regarding the Company’s efforts to go beyond compliance to reduce legal, reputational, and financial risks.

B. In February 2018, Ameren posted its first set of groundwater data for ash ponds and landfills at its four Missouri plants.   The data revealed concentrations of arsenic, which is highly toxic, at levels more than 25 times higher than the federal drinking water standard.  They also reveal levels of boron and sulfate, which Ameren itself has described as “the primary indicator parameters for coal ash leachate, many, many times higher than state drinking water and groundwater standards.”  Ameren’s response to these data is not to clean up the contamination, or even to study further the extent to which it has migrated from the ash ponds, but instead to hire a consultant to produce reports stating that contaminated groundwater is not a problem because humans are not drinking the groundwater at those locations and the contamination becomes diluted when it enters the Mississippi and Missouri Rivers.  None of the documents Ameren cites in its Opposition Statement acknowledges the considerable risks that the plant’s neighbors including those who rely on groundwater for drinking water, the public, and regulators- currently and into the future- will agree that Ameren has the right to pollute groundwater, as well as the Mississippi and Missouri Rivers, with impunity.

C.  Ameren states the percentage of its ash that is reused or “beneficially used.”  Ameren does not describe the uses of its coal ash that it considers to be “beneficial”; nor does it indicate that many uses that have been allowed in Missouri are prohibited by federal regulations and could pose contamination risks.  The requested report would identify risks associated with the Company’s beneficial use activities and any efforts to reduce such risks.

D.  The 2017CSR contains generalizations rather than meaningful information.

For example:

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The company claims “We have decades of experience managing coal ash in a safe and environmentally responsible way.”  In fact, Ameren has decades of experience disposing of coal ash in leaking, unlined ash ponds, alongside the Missouri and Mississippi rivers, and failing to conduct groundwater monitoring.  The page in the 2017CSR devoted to “Water Conservation and quality” continues to provide similar generalizations and outdated links to government data with no specific information regarding Ameren’s water impacts.  (#1 below)

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The 2017CSR claims as a “success” for water conservation and quality “developing an effective plan of action in response to the EPA’S revised effluent guidelines for the steam electric power sector.”  In fact, as the Company again fails to note, Ameren’s “effective plan” is suing the EPA to seek a rollback of these regulations limiting its power plants’ discharge of coal waste pollution.  (UE Company (d/b/a Ameren MO) and Utility Water Act Group v EPA, No. 15-3658, November 19, 2015 8th Circuit, and No. 15-60821, 5th Circuit)

     E.   Contrary to claims in Ameren’s Opposition Statement, its SEC filings nor 2017 IRP nor 2017 CSR  contain no meaningful  information regarding potential liabilities associated with leaking ash ponds indefinitely contaminating groundwater at all of its Missouri plants.  The SEC filings provide aggregate cost estimates for various environmental compliance items, including but not limited to CCR compliance.  Apart from the fact that CCR costs are not specified, the filings lack any identifiable estimate of liabilities associated with potential claims.

RATIONAL FOR A ‘YES’ VOTE regarding CDP Water 2017:  Ameren’s 2017 Carbon Disclosure Project (CDP) WATER Report in Inadequate.   The Statement of Opposition continues to generalize the Company’s CDP WATER 2017 Report although the Proposal calls for further disclosure of comprehensive financial and legal data regarding CCR spills, leaks, river contamination, supply chain, and water quality.

THE COMPANY’S 2017 REPORT TO THE CARBON DISCLOSURE PROJECT WATER (CDP WATER) again received a B  for responding to most questions with a YES or NO but leaving critical questions unanswered or providing vague entries that provide shareholders very little concrete information, especially in the area of supply chain water risks, water quality impacts, and management.  Despite answering the CDP WATER questionnaires since 2008, the Company has made little progress in its disclosure or changes in management of its water practices.

•	Substantive inadequacies in Ameren’s CDP WATER 2017: (NUMBER REFERENCES are FROM CDP WATER 2017):
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2.3, 2.6   Water Risk Assessments.  Ameren belongs to the Missouri River Recovery Implementation Committee Advisory Group, but does not disclose its specific role or how it has influenced progress in abating Missouri River pollution and aid for endangered species.    The answers are essentially the same as 2016.

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8.1b Describe water qualitative goals.  There are no goals listed for improving water quality; “recent changes in environmental regulations enable Ameren to reduce water intensity.”    Intensity does not refer to quality.

Supply Chain Risks.  There is lack of recognition of the water stress in its supply chain as required by CDP.  In December 2014, CDP Water Reported:  “Ameren should look at requiring key suppliers to report on water use, risks and management, and factor such suppliers into water risk assessments.”  (Power Generation Utilities:  Navigating Global Water Risk, CDP and Morgan Stanley, p 35)

•
2.6, 3.2   The Company continues to list only the Powder River Basin, a water-scarce area, as its major supplier of coal; coal mining in itself consumes 1% of all global fresh water as of 2014.  Natural gas is also a supplier which carries water contamination risks but natural gas is ignored. (Coal is 70.1% of Ameren’s energy supply and natural gas 29.2% according to Bloomberg Intelligence ESG Industry Primer, 2017).

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1.3a Two of Its peer companies who received A Ratings from CDP Water reported 40 environmental criteria for supply chain, including natural gas; one company was also specific in listing Tier One and Tier Two suppliers.

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1.3a Ameren does not recognize other supply chain items such as poles, wires, steel, metals, IT equipment and how these items are also dependent on global water quantity and quality.   All companies belong to the Electric Utility Sustainability Supply Chain Alliance, A companies report further efforts beyond the capacity of this Alliance.

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6.3a Ameren’s Water Policy, instituted in 2013, is as follows:  “Ameren is committed to protecting all natural resources, including water.  Though our facilities are geographically situated in an area of ample water supply, all divisions with Ameren Corporation will take in to consideration the impact of our operations on both water quality and use.”  There is no data or information on HOW this Policy will actually affect their ‘consideration,’ decisions or their impacts on quality of water.  While the company emphasizes the abundance of water and how water beneficially impacts the Company, it provides nothing on how the Company impacts the quality of waters of the Great Mississippi Basin.

•
Ameren is indeed located in an area of ample water supply but has not produced evidence it is planning for floods/droughts that will intensify with climate change.  Ameren did not provide scenarios to CDP WATER2017 on impacts of flooding/droughts although it consistently lists these risks in its “Forward Looking Statements.” (10k 2015, 2016, 2017)    It is notable that in 2018 10k, floods and droughts are not specifically mentioned; only “the impact of weather conditions and other natural phenomena……”

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CDP Water 3.2c:  “If facilities would need to be closed due to lack of water availability, stranded costs issues for shareholders would arise and require regulatory approval for continued cost recovery.”

•	In December 2015, Ameren might have had to close its Meramec plant, due to unusual winter flooding. (Impact News, Mehlville, MO 01/06/16) This is not mentioned in its CDP Water2017 report.

•	Comparison/Contrasts with Ameren’s A-rated CDPWATER Peers; two utility corporations which were rated A are listed first, Ameren second:

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2.5  A companies evaluate water risks through WBCSD/WRI,  local groups, Electric Power Research Institute, specific data tools, environmental studies;   Ameren adds only EPRI and DEG Water Risk Filter to WBCSD/WRI source.   MSCI continues to list Powder River Basin as a High Water Stress source.  (MSCI Utilities Industry Report, 03, 2017)

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2.6c   A companies disclose Stakeholder conflicts, compliance issues, verification, transparent scenario analyses; Ameren lists only compliance issues, no conflicts (despite 6 years of conflicts regarding Labadie Land Fill) and no scenario analyses or data on stakeholder meetings.

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6.2a How has water positively impacted business strategy?:  A Companies report active flood/drought task forces, working with DOE task force,  a climate resilience task force,  and $ spend.     Ameren reports money spent on developing and implementing energy efficiency programs which reduced generation and associated water use.  It also reports that beneficial use of 168,094 tons of fly ash in 2017 resulted in substantial savings of water used to convey ash to ponds.

Shareholders argue that these actions are expected in light of compliance with energy efficiency requirements and address the issue of water quantity only.   The issues of water quality in discharges, “beneficial use,”   supply chain of coal and/or natural gas, specific goals and targets are still not addressed.   As noted above, (MEMO, P. 2) some examples of “beneficial use” of fly ash are against federal laws.

•
2.6 – 2.7, 3.2.c Peer corporations listed specific Estimates and Scenarios of future water risks.  Ameren provides no Scenarios; but elsewhere admits that if facilities would need to close due to lack of water availability, “stranded costs for shareholders would arise and require regulatory approval for continued cost recovery.”   (3.2c)   “the impact of weather conditions and other natural phenomena on us and our customers, including the impact of system outages, etc.” are material risks.…..) (10k, p. 5,  02/16/18)

•
3.2a A companies reported substantial change in Business due to Water and Climate Change:  Environmental Impact, reliance on barge delivery, water reserves; Ameren listed NPDES, EPA and CWA regulations, and capital expenditures that may be required for new regulations.

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3.2f A companies agreed there are risks in their Supply Chain, especially if from non-domestic sources; Ameren has taken preliminary steps to identify benchmarks in their supply chain:  USA (and non-USA procurement?), improved metrics, and tracking progress.  This is commendable.

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6.2a- 6.2b   A companies listed specifics on the Influence of water on business strategy.  A companies listed 47 studies in re-licensing beyond compliance, coding 7% of supplier evaluation on water use; A companies disclosed spending on water.

In 2016, Ameren spent $109.8m to develop and implement energy efficiency programs which saved 504,000 MWh of generation and associated water use of 168, 094 tons of fly ash; that is commendable but contains no data on the quality of the water saved.

•	7.1 List penalties, fines, enforcement orders for breaches of abstraction licenses, discharge consents, or other water and wastewater related regulations.
 A companies disclosed two plants where compliance is a problem; Ameren answered NO, but is still operating two plants with expired permits since 2005 and 2009. (See End Note #1 below)

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8.1b Describe qualitative goals and your progress in reaching these.  A companies listed data such as a subsidiary that sells solar with free offers of water-saving devices, specific donations for rehabilitating grasses, specific contributions to fish, pollinator gardens, etc.; Ameren presented “no coherent measure of success, completion, or when Goal is expected to be achieved,” but did add a general goal to reduce water intensity (CDP Water Interview, MCRI/ICCR,  October 2016; No additional specificity in 2017)   Ameren belongs to Missouri River Recovery and other environmental groups, but reports no specific contributions or successes in CDP.

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9.1a Describe the linkages or trade-offs and the related management policy or action.  A companies disclosed several linkages and trade-offs to environmental Issues such as increased expense of water permit conditions related to closed-cycle cooling towers, increased energy required at coal/gas/oil power production facilities (except nuclear) to comply with CCR/Effluent Limitations Guidelines (ELG).

 Ameren listed two trade-offs, its 2015 5.7MW Solar Park and CCR/ELG compliance costs resulting in raised customer rates.

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MSCI Data Metrics Report, October 25, 2017 lists Ameren as Average 51st percentile in Water Stress, with minimum capacity to manage its risks.  “Overall, the company’s programs to manage and reduce water consumption appear to be minimal.”    The Biodiversity and Land Use (relevant to Water Quality and legacy Coal Combustion Residuals) score is 2.2, the bottom quartile.  “Ameren’s exposure to litigation costs, loss of license due to negative impact on eco-systems is determined to be moderate.  The company has minimal capacity to manage these relevant risks.”  (MSCI, 10/25/17, IVA; MSCI Utilities Industry Report, 03/2017)

CONCLUSION     Neither the 2017 CSR nor Ameren’s SEC filings nor its website nor its CDP WATER 2017 document satisfy the Resolution’s request for a complete report and verification above and beyond compliance.   Recognition of the Company’s impacts on the quality of water released into the Great Mississippi River Basin is not disclosed.

VOTE FOR THIS SHAREHOLDER PROPOSAL

1.
- Labadie Historic Leakage (from 1992 through at least 2011): MO State Opening Permit MO 0004812 (effective August 1, 2015, modified Nov. 24, 2015) available at https://dnr.mo.gov/env/wpp/permits/issued/docs/004812.pdf

Current leakage Baseline Groundwater Statistical Evaluation by Reitz & Jens and Gredell Engineering Resources for Ameren MO Labadie Energy Center (August, 2016)
 -Rush Island: Pond Closure Groundwater Monitoring Program, Project 2072, 2014 Quarters 1 through 4 Data Reports, by Natural Resource Technology and Haley & Aldrich for Ameren Missouri Rush Island Energy Center.
-Meramec: Hydrogeologic Assessment of Potential Impacts of Meramec Ash Ponds on Local Groundwater and Surface Water, by CH2MHILL for Union Electric Company, Meramec Plant (Dec. 16, 1997)